Pricing Term Sheet Dated July 12, 2013

Filed pursuant to Rule 433

Issuer Free Writing Prospectus supplementing the

Preliminary Prospectus Supplement

dated July 11, 2013 and the

Prospectus dated September 28, 2012

Registration No. 333-184162

American Equity Investment Life Holding Company

Pricing Term Sheet

$400,000,000 6.625% Senior Notes due 2021

Issuer:	American Equity Investment Life Holding Company

Distribution:	SEC registered

Security Description:	6.625% Senior Notes due 2021

Aggregate Principal Amount:	$400,000,000

Gross Proceeds:	$400,000,000

Net Proceeds (Before Expenses):	$392,400,000

Maturity:	July 15, 2021

Coupon:	6.625%

Offering Price:	100.000% of principal amount

Yield to Maturity:	6.625%

Spread to Benchmark Treasury:	+436 bps

Benchmark Treasury:	UST 2.125% due August 15, 2021

Ratings*:	NR/BB+/BB

Interest Payment Dates:	Semi-annually on each January 15 and July 15, commencing January 15, 2014

Optional Redemption:	Make-whole call @ T+50 basis points prior to July 15, 2017, then:

	On or after:	Price:
	July 15, 2017	103.313%
	July 15, 2018	101.656%
	July 15, 2019 and thereafter	100.000%

Equity Clawback:	Up to 35% at 106.625% plus accrued and unpaid interest until July 15, 2016

Change of Control:	Putable at 101% of principal amount thereof, plus accrued and unpaid interest

Trade Date:	July 12, 2013

Settlement:	T+3 (July 17, 2013)

CUSIP:	025676AL1

ISIN:	US025676AL13

Denominations/Multiple:	$2,000/$1,000

Sole Book-Running Manager:	J.P. Morgan Securities LLC

Co-Managers:	SunTrust Robinson Humphrey, Inc. Citigroup Global Markets Inc. Deutsche Bank Securities Inc. FBR Capital Markets & Co. Raymond James & Associates, Inc.

Trustee:	Wells Fargo Bank, National Association

* A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

Changes to the preliminary prospectus supplement

The first paragraph under the caption “Use of proceeds” appearing on page S-43 of the preliminary prospectus supplement is amended and restated in its entirety as follows:

We estimate that the net proceeds from this offering will be approximately $391.0 million after deducting underwriting discounts and commissions and our estimated expenses related to this offering. We intend to use the net proceeds of this offering (1) to pay the cash consideration required to purchase the September 2015 Notes and the December 2029 Notes tendered in connection with the Exchange Offers for any and all of our outstanding September 2015 Notes and December 2029 Notes if we commence the Exchange Offers, depending on market conditions and other factors, including the payment of any applicable accrued and unpaid interest on such September 2015 Notes and December 2029 Notes, (2) to repay all amounts outstanding under our existing revolving credit facility and (3) to pay related fees and expenses.  Any proceeds we are unable to use in the manner described above, due to market conditions or otherwise, or any excess proceeds after those uses may be used to tender for, redeem or repurchase any of the September 2015 Notes or December 2029 Notes that remain outstanding and/or for general corporate purposes.  Pending the use of any proceeds, we may invest the net proceeds of this offering in money-market type funds.

The issuer has filed a registration statement (including a prospectus supplement and accompanying prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus supplement and the accompanying prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you to the prospectus supplement and accompanying prospectus if you request it by calling J.P. Morgan Securities LLC toll free at 1-800-245-8812.